PROSPECTUS SUPPLEMENT	Registration No. 333-210391
(To the Prospectus dated May 9, 2016)

Medical Transcription Billing, Corp.

23,695 Shares of 11% Series A Cumulative Redeemable Perpetual Preferred Stock

$25.00 per Share

Liquidation Preference $25.00 per Share

We are offering 23,695 shares of our 11% Series A Cumulative Redeemable Perpetual Preferred Stock, which we refer to as the Series A Preferred Stock.

Dividends on the Series A Preferred Stock offered hereby are cumulative from the first day of the calendar month in which they are issued, and will be payable on the fifteenth day of each calendar month, when, as and if declared by our board of directors. Dividends will be payable out of amounts legally available therefor at a rate equal to 11% per annum per $25.00 of stated liquidation preference per share, or $2.75 per share of Series A Preferred Stock per year.

Commencing on November 4, 2020, we may redeem, at our option, the Series A Preferred Stock, in whole or in part, at a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the redemption date. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption, and will not be convertible into or exchangeable for any of our other securities.

Holders of the Series A Preferred Stock generally will have no voting rights except for limited voting rights if dividends payable on the outstanding Series A Preferred Stock are in arrears for eighteen or more consecutive or non-consecutive monthly dividend periods.

Our Series A Preferred Stock currently trades on the Nasdaq Capital Market, with the trading symbol “MTBCP.” The last reported sale price of our Series A Preferred Stock on August 14, 2017 was $25.74 per share.

As of the date of this prospectus supplement, the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was $12,558,165, based on 11,491,427 shares of outstanding common stock, of which 5,841,007 shares were held by non-affiliates, and a per share price of $2.15, which was the last sale price of our common stock on the Nasdaq Capital Market on August 2, 2017. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. As of the date of this prospectus supplement, we have sold $2,300,000 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on, and includes, the date of this prospectus supplement.

We have retained Alexander Capital, L.P., as our exclusive lead placement agent to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. If we sell all 23,695 shares of Series A Preferred Stock we are offering pursuant to this prospectus, at the offering price of $25.00 per share, we will receive approximately $592,000 in gross proceeds and approximately $505,000 in net proceeds, after deducting the placement agent fee and estimated offering expenses payable by us.

We have not arranged to place the funds from investors in an escrow, trust or similar account.

Investing in our Series A Preferred Stock involves significant risks. You should carefully consider the risk factors beginning on page S-7 of this prospectus supplement and beginning on page 9 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2017, before purchasing any of the Series A Preferred Stock offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$25.00	$592,375
Placement agent fees (1)	$2.00	$47,390
Proceeds, before expenses, to MTBC	$23.00	$544,985

(1)	See “Plan of Distribution” for a description of the compensation payable to the placement agent; including reimbursable expenses.

The Company expects to deliver the shares against payment in New York, New York on or about August 21, 2017.

Placement Agent

Alexander Capital, L.P.

Prospectus Supplement dated August 15, 2017.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

S-i

Important Notice About Information in This Prospectus Supplement

This document consists of two parts. The first part is the prospectus supplement, which describes the terms of the offering of the Series A Preferred Stock and also adds to, and updates, information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference herein and therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. Neither we nor any agent has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any Agent is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any other offering materials are accurate as of any date other than the date on the front of each document, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since then.

Except as otherwise indicated or unless the context requires, as used in this prospectus supplement and the accompanying prospectus, references to “MTBC,” “we,” “us” and “our” refer to Medical Transcription Billing, Corp. and its consolidated subsidiaries.

S-ii

Special Note Regarding Forward-Looking Statements

This prospectus supplement and the accompanying prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors” and “Use of Proceeds,” as well as the information we incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2016 and other documents, contain forward-looking statements within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements, including without limitation, risks and uncertainties relating to:

●	our ability to manage our growth, including acquiring, partnering with, and effectively integrating the recent MediGain acquisition and other acquired businesses into our infrastructure;

●	our ability to comply with covenants contained in our credit agreement, as amended, with our senior secured lender, Opus Bank and other future debt facilities;

●	our ability to retain our clients and revenue levels, including effectively migrating and keeping new clients acquired through business acquisitions and maintaining or growing the revenue levels of our new and existing clients;

●	our ability to attract and retain key officers and employees, including Mahmud Haq and other personnel critical to growing our business and integrating of our newly acquired businesses;

●	our ability to raise capital and obtain and maintain financing on acceptable terms;

●	our ability to compete with other companies developing products and selling services competitive with ours, and who may have greater resources and name recognition than we have;

●	our ability to maintain operations in Pakistan and Sri Lanka in a manner that continues to enable us to offer competitively priced products and services;

●	our ability to keep and increase market acceptance of our products and services;

●	our ability to keep pace with a rapidly changing healthcare industry;

●	our ability to consistently achieve and maintain compliance with a myriad of federal, state, foreign, local, payor and industry requirements, regulations, rules and laws;

●	our ability to protect and enforce intellectual property rights;

●	our ability to maintain and protect the privacy of client and patient information; and

●	our ability to repay the outstanding purchase price we owe for the MediGain acquisition.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the U.S., we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or other investments or strategic transactions we may engage in.

S-iii

Prospectus Summary

The following summary highlights selected information contained in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus supplement and the accompanying prospectus, including but not limited to, the risk factors beginning on page S-7.

Medical Transcription Billing, Corp., together with its consolidated subsidiaries (the “Company”), is a healthcare information technology company that provides a fully integrated suite of proprietary web-based solutions, together with related business services, to healthcare providers. Our integrated Software-as-a-Service (or SaaS) platform is designed to help our clients increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. We employ a highly educated workforce of more than 1,800 people in Pakistan and Sri Lanka, where we believe labor costs are approximately one-half the cost of comparable India-based employees and one-tenth the cost of comparable U.S. employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services they need to address industry challenges on one unified SaaS platform. We deliver powerful, integrated and easy-to-use ‘big practice solutions’ to small and medium practices, which enable them to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro consists of:

●	Practice management software and related tools, which facilitate the day-to-day operation of a medical practice;
●	Electronic health records (or EHR), which are easy to use, highly ranked, and allow our clients to reduce paperwork and qualify for government incentives;
●	Revenue cycle management (or RCM) services, which include end-to-end medical billing, analytics, and related services; and
●	Mobile Health (or mHealth) solutions, including smartphone applications that assist patients and healthcare providers in the provision of healthcare services.

Adoption of our solutions requires little or no upfront expenditure by a provider. Additionally, our financial performance is linked directly to the financial performance of our clients because the vast majority of our revenues is based on a percentage of our clients' collections. The standard fee for our complete, integrated, end-to-end solution is among the lowest in the industry.

Our offshore operations in Pakistan and Sri Lanka accounted for approximately 28% of total expenses for the six months ended June 30, 2017. A significant portion of those expenses were personnel-related costs (approximately 79% of expenses for the six months ended June 30, 2017). Personnel-related costs for comparably educated employees are significantly lower in Pakistan and Sri Lanka than in the U.S. and many other offshore locations, therefore our Pakistan and Sri Lanka operations give us a competitive advantage over many industry participants. Most of the medical billing companies that we have acquired use domestic labor or subcontractors from higher cost locations to provide all or a substantial portion of their services. We are able to achieve significant cost reductions as we leverage technology to reduce manual work and strategically transition a portion of the remaining manual tasks to our highly-specialized, cost-efficient team in the U.S., Pakistan and Sri Lanka.

Our principal executive offices are located at 7 Clyde Road, Somerset, New Jersey, 08873, and our main telephone number is (732) 873-5133.

Our Growth Strategy

Our growth strategy involves two approaches: acquiring smaller RCM companies and then migrating the clients of those companies to our solutions, as well as growing organically through referrals from industry partners and our clients. The RCM service industry is highly fragmented, with many local and regional RCM companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We further believe that it is becoming increasingly difficult for traditional RCM companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

We believe we will also be able to further accelerate organic growth by partnering with industry participants, utilizing them as channel partners to offer integrated solutions to their clients. We have entered into arrangements with industry participants from which we began to derive revenue starting in mid-2014, including emerging EHR providers and other healthcare vendors that lack a full suite of solutions. We have developed application interfaces with several EHR systems, as well as providers of paper-based clinical forms to create integrated offerings, together with device and lab integration.

S-1

MediGain Acquisition

On October 3, 2016, MTBC Acquisition, Corp., our wholly-owned subsidiary (“MAC”), acquired substantially all of the assets of MediGain, LLC, a Texas-based medical billing company, and its subsidiary, Millennium Practice Management Associates, LLC, a New Jersey-based medical billing company (together, “MediGain”).

Prior to MAC’s acquisition of MediGain, MediGain was experiencing client attrition and revenues were declining. We believe that the annualized revenue from MediGain clients in good standing at the time of the acquisition was at least $10 million; however, there can be no assurance that this estimate is accurate or that revenue will not continue to decline. At the time of acquisition, MediGain employed approximately 150 U.S.-based employees, approximately 200 offshore employees in India and Sri Lanka, as well as several hundred employees of India-based subcontractors.

The Company has reduced MediGain’s expenses, through a combination of eliminating third-party subcontractors, reducing personnel expenses by leveraging technology and the Company’s specialized global team, reducing the size and cost of facilities in the U.S., reducing the need for third-party software by leveraging MTBC’s technology platform, and eliminating the need for separate administrative overhead expenses.

The total purchase price for MediGain was $7 million, which was payable to Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company (together, “Prudential”). MTBC made an initial $2 million payment to Prudential at closing, and, pursuant to an amendment to the acquisition documents, the parties agreed that the remaining $5 million would be payable in two installments: $3 million by March 9, 2017 and $2 million by May 15, 2017. Commencing January 3, 2017, interest began to accrue on the $2 million portion of the remaining purchase price at a rate of 18% until paid in full; however, our agreement with Prudential does not provide for any interest on the remaining $3 million. Our payment obligation to Prudential is neither secured by collateral, nor otherwise supported by a guarantee.

We have not yet repaid the remaining $5 million plus accrued interest owed to Prudential, and as a result, our payment obligations to Prudential are past due. Our inability to repay the remaining purchase price is due to a lack of funds. Our existing credit agreement with Opus Bank requires us to obtain the bank’s consent prior to making any payment to Prudential. We are engaged in continuing dialogue with both Opus Bank and Prudential, and we believe that once we have raised sufficient capital, the parties will likely reach a mutually satisfactory agreement on the terms by which we would be permitted to satisfy our obligations to Prudential. Since we do not have complete control over this process, we are unable to guarantee that the parties will reach a mutually satisfactory agreement on terms, nor can we predict with certainty the modified payment terms (including the amount and timing of payments) as well as other amendments that would be acceptable to both Prudential and Opus Bank. We do believe, however, that the more capital we raise, the sooner we will be able to satisfy our obligations to Prudential on terms acceptable to us.

On March 29, 2017 Prudential sent a written notice to us demanding payment. If we are unable to pay the balance of the consideration due to Prudential in the MediGain acquisition, Prudential may seek all possible monetary and/or equitable remedies. While our obligation to Prudential is unsecured, the Series A Preferred Stock effectively ranks junior to the amounts owed to Prudential, and if we are forced to liquidate our assets to pay Prudential and our other creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding. See “Risk Factors - The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities” on page S-7. Also, our inability to make the remaining payments due in the MediGain acquisition or renegotiate these payments would have a material adverse effect on our business. See “Risk Factors – We may be unable to pay the remaining balance of the MediGain acquisition price and have difficulty paying for future acquisitions” on page S-11.

S-2

The Offering

The following summary contains basic terms about this offering and the Series A Preferred Stock and is not intended to be complete. It may not contain all of the information that is important to you. For a more complete description of the terms of the Series A Preferred Stock, see “Description of the Series A Preferred Stock.”

Issuer	Medical Transcription Billing, Corp.
Securities Offered	23,695 shares of 11% Series A Cumulative Redeemable Perpetual Preferred Stock (or “Series A Preferred Stock”)

Series A Preferred Stock to be outstanding after this offering (1)	637,799 shares of Series A Preferred Stock

Offering Price	$25.00 per share of Series A Preferred Stock

Dividends

Holders of the Series A Preferred Stock will be entitled to receive cumulative cash dividends at a rate of 11% per annum of the $25.00 per share liquidation preference (equivalent to $2.75 per annum per share).

Dividends will be payable monthly on the 15th day of each month (each, a “dividend payment date”), provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day without adjustment in the amount of the dividend. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the corresponding record date, which shall be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable dividend payment date falls (each, a “dividend record date”). As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; however, the shares of Series A Preferred Stock offered hereby will be credited as having accrued dividends since the first day of the calendar month in which they are issued.

No Maturity, Sinking Fund or Mandatory Redemption	The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series A Preferred Stock.

1) The number of shares of Series A Preferred Stock to be outstanding immediately after this offering as shown above is based on 614,104 shares of Series A Preferred Stock outstanding as of August 14, 2017. The number of outstanding shares excludes 67,000 shares of Series A Preferred Stock reserved for issuance pursuant to grants under our Amended and Restated Equity Incentive Plan.

S-3

Optional Redemption

The Series A Preferred Stock is not redeemable by us prior to November 4, 2020. On and after November 4, 2020, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date. Please see the section entitled “Description of the Series A Preferred Stock—Redemption—Optional Redemption.”

Special Optional Redemption

Upon the occurrence of a Change of Control, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the redemption date.

A “Change of Control” is deemed to occur when the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the “Exchange Act (other than Mahmud Haq, the chairman of our board of directors and our principal shareholder, any member of his immediate family, and any “person” or “group” under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Haq or any member of his immediate family, any beneficiary of the estate of Mr. Haq, or any trust, partnership, corporate or other entity controlled by any of the foregoing), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or the Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series A Preferred Stock will have the right to receive $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of our common stock. Please see the section entitled “Description of the Series A Preferred Stock—Liquidation Preference.”

S-4

Ranking	The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3); (2) on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries. Please see the section entitled “Description of the Series A Preferred Stock–Ranking.”

Limited Voting Rights

Holders of Series A Preferred Stock will generally have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for eighteen or more monthly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock (voting separately as a class with the holders of all other classes or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election referred to below) will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay, or declare and set aside funds for the payment of, all dividends that we owe on the Series A Preferred Stock, subject to certain limitations described in the section entitled “Description of the Series A Preferred Stock—Voting Rights.” In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock (voting together as a class with all other series of parity preferred stock we may issue upon which like voting rights have been conferred and are exercisable) is required at any time for us to authorize or issue any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on liquidation, dissolution or winding up, to amend any provision of our certificate of incorporation so as to materially and adversely affect any rights of the Series A Preferred Stock or to take certain other actions. Please see the section entitled “Description of the Series A Preferred Stock—Voting Rights.”

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear on our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series A Preferred Stock, subject to certain exceptions described in this prospectus. We will use our best efforts to mail (or otherwise provide) the information to the holders of the Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

S-5

Listing	Our Series A Preferred Stock is listed on the Nasdaq Capital Market under the symbol “MTBCP.”

Use of Proceeds	We plan to use a portion of the net proceeds from this offering to repay a portion of the Company’s outstanding balance due to Opus Bank, and use the remaining net proceeds to fund growth initiatives, and for working capital and general corporate purposes.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page S-7 for a discussion of some of the factors you should carefully consider before deciding to invest in our Series A Preferred Stock.

Transfer Agent	The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock will be VStock Transfer, LLC.

Certain U.S. Federal Income Tax Considerations

For a discussion of the federal income tax consequences of purchasing, owning and disposing of the Series A Preferred Stock, please see the section entitled “Certain U.S. Federal Income Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Series A Preferred Stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Book Entry and Form

The Series A Preferred Stock will be represented by one or more global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company (“DTC”).

S-6

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information described below and in the documents incorporated by reference into this prospectus supplement and the accompany prospectus that summarizes the risks that may materially affect our business before you decide to purchase our Series A Preferred Stock. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus are not the only ones we face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business, business prospects, results of operations or financial condition. Any of the risks and uncertainties set forth in this prospectus supplement and the accompanying prospectus, as updated by annual, quarterly and other reports and documents that we file with the SEC and incorporate by reference into this prospectus, could materially and adversely affect our business, results of operations and financial condition. This could cause the market price of the Series A Preferred Stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks Related to this Offering and Ownership of Shares of Our Series A Preferred Stock

The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A Preferred Stock. Also, the Series A Preferred Stock effectively ranks junior to all existing and future indebtedness and to the indebtedness and other liabilities of our existing subsidiaries and any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A Preferred Stock.

We have not yet repaid the remaining $5 million plus accrued interest owed to Prudential for the MediGain acquisition, and as a result, our payment obligations to Prudential are past due. If we are unable to pay the balance of the consideration due to Prudential in the MediGain acquisition, Prudential may seek all possible monetary and/or equitable remedies. In addition to the foregoing, we have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series A Preferred Stock. At June 30, 2017, our total liabilities (excluding contingent consideration) equaled approximately $14.9 million, of which $5 million is owed to Prudential for the balance of the MediGain acquisition price and is past due. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding.

Certain of our existing or future debt instruments may restrict the authorization, payment or setting apart of dividends on the Series A Preferred Stock. Our Credit Agreement with Opus Bank restricts the payment of dividends in the event of any event of default, including failure to meet certain financial covenants. Our failure to satisfy the payment obligations to Prudential does not give rise to an event of default under the Credit Agreement. There can be no assurance that we will remain in compliance with the Opus Credit Agreement, and if we default, we may be contractually prohibited from paying dividends on the Series A Preferred Stock. Also, future offerings of debt or senior equity securities may adversely affect the market price of the Series A Preferred Stock. If we decide to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instruments containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Series A Preferred Stock and may result in dilution to owners of the Series A Preferred Stock. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. The holders of the Series A Preferred Stock will bear the risk of our future offerings, which may reduce the market price of the Series A Preferred Stock and will dilute the value of their holdings in us.

We may not be able to pay dividends on the Series A Preferred Stock if we fall out of compliance with our loan covenants and are prohibited by our bank lender from paying dividends or if we have insufficient cash to make dividend payments.

Our ability to pay cash dividends on the Series A Preferred Stock requires us to have either net profits or positive net assets (total assets less total liabilities) over our capital, to be able to pay our debts as they become due in the usual course of business. Our ability to generate and increase adjusted EBITDA (as defined in our loan agreement with Opus Bank) may be insufficient for us to remain in compliance with our financial covenants with Opus Bank, and if we do fall out of compliance, our lender may restrict us from making dividend payments.

S-7

Further, notwithstanding these factors, we may not have sufficient cash to pay dividends on the Series A Preferred Stock. Our ability to pay dividends may be impaired if any of the risks described in this prospectus, including the documents incorporated by reference herein, were to occur. Also, payment of our dividends depends upon our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to make distributions on our common stock, if any, and preferred stock, including the Series A Preferred Stock to pay our indebtedness or to fund our other liquidity needs.

If our common stock is delisted, the ability to transfer or sell shares of the Series A Preferred Stock may be limited and the market value of the Series A Preferred Stock will likely be materially adversely affected.

The Series A Preferred Stock does not contain provisions that are intended to protect investors if our common stock is delisted from the Nasdaq Capital Market. If our common stock is delisted from the Nasdaq Capital Market, it is likely that the Series A Preferred Stock will be delisted from the Nasdaq Capital Market as well, and as a result, the ability to transfer or sell shares of the Series A Preferred Stock will be limited and the market value of the Series A Preferred Stock will likely be materially adversely affected. Moreover, since the Series A Preferred Stock has no stated maturity date, investors may be forced to hold shares of the Series A Preferred Stock indefinitely while receiving stated dividends thereon when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof.

The market for our Series A Preferred Stock may not provide investors with adequate liquidity.

Our Series A Preferred Stock is listed on the Nasdaq Capital Market. However, the trading market for the Series A Preferred Stock may not be maintained and may not provide investors with adequate liquidity. The liquidity of the market for the Series A Preferred Stock depends on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of the Series A Preferred Stock, the market for similar securities and the interest of securities dealers in making a market in the Series A Preferred Stock. We cannot predict the extent to which investor interest in our Company will maintain the trading market in our Series A Preferred Stock, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling shares of our Series A Preferred Stock.

We may issue additional shares of Series A Preferred Stock and additional series of preferred stock that rank on parity with or above the Series A Preferred Stock as to dividend rights, rights upon liquidation or voting rights.

We are allowed to issue additional shares of Series A Preferred Stock and additional series of preferred stock that would rank equally to or above the Series A Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs pursuant to our certificate of incorporation, including the certificate of designations relating to the Series A Preferred Stock without any vote of the holders of the Series A Preferred Stock. The issuance of additional shares of Series A Preferred Stock and additional series of preferred stock could have the effect of reducing the amounts available to the Series A Preferred Stock upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series A Preferred Stock if we do not have sufficient funds to pay dividends on all Series A Preferred Stock outstanding and other classes or series of stock with equal priority with respect to dividends.

Also, although holders of Series A Preferred Stock are entitled to limited voting rights, as described in this prospectus under “Description of the Series A Preferred Stock—Voting Rights,” with respect to the circumstances under which the holders of Series A Preferred Stock are entitled to vote, the Series A Preferred Stock votes separately as a class along with all other series of our preferred stock that we may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of Series A Preferred Stock may be significantly diluted, and the holders of such other series of preferred stock that we may issue may be able to control or significantly influence the outcome of any vote.

Future issuances and sales of senior or pari passu preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Preferred Stock and our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

Market interest rates may materially and adversely affect the value of the Series A Preferred Stock.

One of the factors that influences the price of the Series A Preferred Stock is the dividend yield on the Series A Preferred Stock (as a percentage of the market price of the Series A Preferred Stock) relative to market interest rates. Continued increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series A Preferred Stock to expect a higher dividend yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividend payments). Thus, higher market interest rates could cause the market price of the Series A Preferred Stock to materially decrease.

S-8

Holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the Series A Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series A Preferred Stock may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not currently have significant accumulated earnings and profits. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” If any distributions on the Series A Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series A Preferred Stock might decline.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our Series A Preferred Stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and our income and cash flows may fluctuate significantly from period to period, which may impact our board of directors’ willingness or legal ability to declare a monthly dividend. If our operating results fall below the expectations of investors or securities analysts, the price of our Series A Preferred Stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

●	demand and pricing for our products and services;

●	government or commercial healthcare reimbursement policies;

●	physician and patient acceptance of any of our current or future products;

●	introduction of competing products;

●	our operating expenses which fluctuate due to growth of our business;

●	timing and size of any new product or technology acquisitions we may complete; and

●	variable sales cycle and implementation periods for our products and services.

Our Series A Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series A Preferred Stock. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Preferred Stock. Also, we may elect in the future to obtain a rating for the Series A Preferred Stock, which could adversely affect the market price of the Series A Preferred Stock. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward, placed on a watch list or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision, placing on a watch list or withdrawal of a rating could have an adverse effect on the market price of the Series A Preferred Stock.

We may redeem the Series A Preferred Stock.

On or after November 4, 2020, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time. Also, upon the occurrence of a Change of Control (as defined below under “Description of the Series A Preferred Stock - Redemption”), we may, at our option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred. We may have an incentive to redeem the Series A Preferred Stock voluntarily if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend on the Series A Preferred Stock. If we redeem the Series A Preferred Stock, then from and after the redemption date, dividends will cease to accrue on shares of Series A Preferred Stock, the shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

S-9

The market price of the Series A Preferred Stock could be substantially affected by various factors.

The market price of the Series A Preferred Stock depends on many factors, which may change from time to time, including:

●	prevailing interest rates, increases in which may have an adverse effect on the market price of the Series A Preferred Stock;

●	trading prices of similar securities;

●	our history of timely dividend payments;
●	the annual yield from dividends on the Series A Preferred Stock as compared to yields on other financial instruments;

●	general economic and financial market conditions;

●	government action or regulation;

●	the financial condition, performance and prospects of us and our competitors;

●	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;

●	our issuance of additional preferred equity or debt securities; and

●	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, holders of the Series A Preferred Stock may experience a decrease, which could be substantial and rapid, in the market price of the Series A Preferred Stock, including decreases unrelated to our operating performance or prospects.

A holder of Series A Preferred Stock has extremely limited voting rights.

The voting rights for a holder of Series A Preferred Stock are limited. Our shares of common stock are the only class of our securities that carry full voting rights, and Mahmud Haq, our Chief Executive Officer, beneficially owns approximately 43.4% of our outstanding shares of common stock. As a result, Mr. Haq exercises a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management, and will make the approval of certain transactions difficult or impossible without his support, which in turn could reduce the price of our Series A Preferred Stock.

Voting rights for holders of the Series A Preferred Stock exist primarily with respect to the ability to elect, voting together with the holders of any other series of our preferred stock having similar voting rights, two additional directors to our board of directors, subject to limitations described in this prospectus entitled “Description of the Series A Preferred Stock—Voting Rights,” in the event that eighteen monthly dividends (whether or not consecutive) payable on the Series A Preferred Stock are in arrears, and with respect to voting on amendments to our certificate of incorporation, including the certificate of designations relating to the Series A Preferred Stock, that materially and adversely affect the rights of the holders of Series A Preferred Stock or authorize, increase or create additional classes or series of our capital stock that are senior to the Series A Preferred Stock. Other than the limited circumstances described in the prospectus and except to the extent required by law, holders of Series A Preferred Stock do not have any voting rights. Please see the section in this prospectus entitled “Description of the Series A Preferred Stock—Voting Rights.”

S-10

The Series A Preferred Stock is not convertible, and investors will not realize a corresponding upside if the price of the common stock increases.

The Series A Preferred Stock is not convertible into the common stock and earns dividends at a fixed rate. Accordingly, an increase in market price of our common stock will not necessarily result in an increase in the market price of our Series A Preferred Stock. The market value of the Series A Preferred Stock may depend more on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, the Series A Preferred Stock.

We will have broad discretion in using the proceeds of this offering, and we may not effectively spend the proceeds.

We intend to use a portion of the net proceeds of this offering to repay a portion of the Company’s outstanding balance due to Opus Bank. We will use the remaining net proceeds of this offering for working capital and general corporate purposes to support our growth. Other than the items specified in the foregoing sentences, we have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

We may be unable to pay the remaining balance of the MediGain acquisition price and have difficulty paying for future acquisitions.

At the present time, we owe five million dollars plus accrued interest to Prudential for the balance of the MediGain acquisition price, all of which is past due. On March 29, 2017, Prudential sent written notice demanding payment. Our inability to pay Prudential is due to a lack of funds and our credit agreement with Opus Bank prohibits payments to Prudential without Opus Bank’s prior consent, which consent may not be unreasonably withheld. We are engaged in continuing dialogue with both Opus Bank and Prudential, and we believe that once we have raised sufficient capital, the parties will likely reach a mutually satisfactory agreement on the terms by which we will be permitted to satisfy our obligations to Prudential. We do not have complete control over this process, however, so we are unable to predict with certainty whether or when such agreement will be reached. If we are unable to pay the balance of the consideration due to Prudential, Prudential may seek all possible monetary and/or equitable remedies. Although our obligation to Prudential is unsecured, the Series A Preferred Stock effectively ranks junior to the amounts owed to Prudential, and if we are forced to liquidate our assets to pay Prudential and our other creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding. See “Risk Factors - The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities” on page S-7.

Our terms with Opus Bank also prevent us from consummating additional acquisitions without the prior consent of Opus Bank. Although we plan to raise additional capital during 2017, and the purchase of Series A Preferred Stock means that we will receive some capital, there is no assurance that we will be able to generate sufficient funding to meet our payment obligations to Prudential, and even if we are able to satisfy our obligations to Prudential, we may not have sufficient remaining funds to execute our growth strategy through additional acquisitions. Our outstanding obligation to Prudential, and the restrictions contained in our Opus Bank credit agreement, may diminish our ability to consummate acquisitions that are a material part of our business plan and growth strategy, which would have a material adverse effect on our business.

S-11

Use of Proceeds

We estimate that the net proceeds to us from the sale of our Series A Preferred Stock in this offering will be $505,000, based on the public offering price of $25.00 per share, after deducting placement agent fees and estimated offering expenses.

We plan to use approximately one third of the net proceeds from this offering to repay a portion of the Company’s outstanding balance due to Opus Bank, which was $4.8 million as of August 1, 2017, in conformity with our bank covenants. As of that date, the Opus Bank debt has an interest rate of 6.5%, which increases by a total of 3.0% in steps through January 1, 2018. We will use the remaining net proceeds for working capital and general corporate purposes to support our growth. We will also use the proceeds to pay the legal, accounting and other fees associated with this offering of approximately $40,000.

Other than the items specified above, we have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, any partial payment of the amount past due to Prudential for the MediGain acquisition, the pace of the integration of acquired businesses, the level of our sales and marketing activities and the attractiveness of any additional acquisitions or investments.

While our obligation to Prudential is unsecured, the Series A Preferred Stock effectively ranks junior to the amounts owed to Prudential, and if we are forced to liquidate our assets to pay Prudential and our other creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding. See “Risk Factors - The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities” on page S-7. Also, our inability to make the remaining payments due in the MediGain acquisition or renegotiate these payments would have a material adverse effect on our business. See “Risk Factors – We may be unable to pay the remaining balance of the MediGain acquisition price and have difficulty paying for future acquisitions” on page S-11.

S-12

Capitalization

Set forth below is our cash and capitalization as of June 30, 2017, on an actual basis and as adjusted to reflect the issuance of 23,695 shares of Series A Preferred Stock offered by this prospectus, assuming net proceeds of approximately $505,000, after deducting placement agent fees and other offering expenses payable by us, and utilizing one third of the net proceeds to repay a portion of the Company’s outstanding balance due to Opus Bank, per the terms of our existing credit agreement.

The information below should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2017 and our audited consolidated financial statements for the year ended December 31, 2016, all of which are incorporated by reference in this prospectus. These financial statements should also be read with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included in our Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and incorporated by reference in this prospectus.

	As of June 30, 2017
	(unaudited)
	Actual	As Adjusted
	(in thousands, except share data)
Cash	$5,810	$6,147
Debt, current portion	$9,283	$9,283
Long-term debt, net of current portion	603	435
Total debt	9,886	9,718
Shareholders' equity
Preferred stock, $0.001 par value, authorized 2,000,000 shares; issued and outstanding, 614,104 shares actual and 637,799 as adjusted	1	1
Common stock, $0.001 par value - authorized, 19,000,000 shares; issued, 12,192,226 shares actual and as adjusted; outstanding, 11,451,427 actual and as adjusted	12	12
Additional paid-in capital	34,685	35,190
Accumulated deficit	(22,346)	(22,346)
Accumulated other comprehensive loss	(407)	(407)
Less: 740,799 common shares held in treasury, at cost	(662)	(662)
Total shareholders' equity	11,283	11,788
Total capitalization	$21,169	$21,506

The table above is based on 11,451,427 shares of common stock outstanding as of June 30, 2017, and excludes, as of such date:

●	119,165 shares of common stock reserved for issuance pursuant to grants under our Amended and Restated Equity Incentive Plan;

●	1,763,067 shares of common stock reserved for future issuance under our Amended and Restated Equity Incentive Plan; and

●	2,200,000 shares of common stock underlying existing warrants with an exercise price of $5.00 per share.

The table above is based on 614,104 shares of Series A Preferred Stock outstanding as of June 30, 2017, and excludes, as of such date:

●	67,000 shares of Series A Preferred Stock reserved for future issuance under our Amended and Restated Equity Incentive Plan.

S-13

Market Price of and Dividends on the Series A Preferred Stock

The Series A Preferred Stock is listed on the Nasdaq Capital Market under the symbol “MTBCP.”

The following table sets forth the high and low sales prices per share of the Series A Preferred Stock on the Nasdaq Capital Market, and the quarterly cash dividends per share of Series A Preferred Stock declared, in each case for the periods indicated.

	High	Low	Dividends
2017
First Quarter	$25.70	$25.00	$0.6875
Second Quarter	$27.80	$22.90	$0.6875
Third Quarter *	$27.30	$24.05	$0.6875
2016
First Quarter	$25.00	$24.37	$0.6875
Second Quarter	$40.03	$23.46	$0.6875
Third Quarter	$30.27	$24.29	$0.6875
Fourth Quarter	$27.25	$24.75	$0.6875
2015
Fourth Quarter	$31.76	$24.85	$0.4354

* Through and including August 14, 2017, on which date the last closing sale price reported on the Nasdaq Capital Market for the Series A Preferred Stock was $25.74 per share.

The Series A Preferred Stock was first issued in the Fourth Quarter of 2015.

S-14

Description of the Series A Preferred Stock

The description of certain terms of the 11% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”) in this prospectus and the accompanying prospectus does not purport to be complete and is in all respects subject to, and qualified in its entirety by references to the relevant provisions of our amended and restated certificate of incorporation, the certificate of designations establishing the terms of our Series A Preferred Stock, as amended, our amended and restated bylaws and Delaware corporate law. Copies of our certificate of incorporation, certificate of designations, bylaws and all amendments thereto, are available from us upon request.

General

Pursuant to our amended and restated certificate of incorporation, as amended, we are currently authorized to designate and issue up to 2,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series and, subject to the limitations prescribed by our amended and restated certificate of incorporation and Delaware corporate law, with such rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series as our board of directors may determine, without any vote or action by our shareholders. As of August 14, 2017, we had 614,104 shares of the Series A Preferred Stock issued and outstanding, and an additional 185,896 authorized but unissued shares. Assuming all of the shares of Series A Preferred Stock offered hereunder are issued, we will have available for issuance 1,362,201 authorized but unissued shares of preferred stock. The Series A Preferred Stock offered hereby, when issued, delivered and paid for in accordance with the terms of our placement agent engagement agreement, will be fully paid and nonassessable. Our board of directors may, without the approval of holders of the Series A Preferred Stock or our common stock, designate additional series of authorized preferred stock ranking junior to or on parity with the Series A Preferred Stock or designate additional shares of the Series A Preferred Stock and authorize the issuance of such shares. Designation of preferred stock ranking senior to the Series A Preferred Stock will require approval of the holders of Series A Preferred Stock, as described below in “Voting Rights.”

The registrar, transfer agent and dividend and redemption price disbursing agent in respect of the Series A Preferred Stock is VStock Transfer, LLC. The principal business address for VStock Transfer, LLC is 18 Lafayette Place, Woodmere, NY 11598.

Listing

Our Series A Preferred Stock trades on the Nasdaq Capital Market under the symbol “MTBCP.”

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series A Preferred Stock.

Ranking

The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up:

(1)	senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities referred to in clauses (2) and (3) below;

(2)	on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up;

(3)	junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up (please see the section entitled “Voting Rights” below); and

(4)	effectively junior to all of our existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries.

S-15

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Company legally available for the payment of dividends, cumulative cash dividends at the rate of 11% of the $25.00 per share liquidation preference per annum (equivalent to $2.75 per annum per share). Dividends on the Series A Preferred Stock shall be payable monthly on the 15th day of each month; provided that if any dividend payment date is not a business day, as defined in the certificate of designations, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months; however, the shares of Series A Preferred Stock offered hereby will be credited as having accrued dividends since the first day of the calendar month in which they are issued. Dividends will be payable to holders of record as they appear in our stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the last day of the calendar month, whether or not a business day, immediately preceding the month in which the applicable dividend payment date falls. As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date.

No dividends on shares of Series A Preferred Stock shall be authorized by our board of directors or paid or set apart for payment by us at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. You should review the information appearing above under “Risk Factors—We may not be able to pay dividends on the Series A Preferred Stock” for information as to, among other things, other circumstances under which we may be unable to pay dividends on the Series A Preferred Stock.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

Future distributions on our common stock and preferred stock, including the Series A Preferred Stock will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash flow from operations, financial condition and capital requirements, any debt service requirements and any other factors our board of directors deems relevant. Accordingly, we cannot guarantee that we will be able to make cash distributions on our preferred stock or what the actual distributions will be for any future period.

Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no dividends (other than in shares of common stock or in shares of any series of preferred stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up) shall be declared or paid or set aside for payment upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Nor shall any other distribution be declared or made upon shares of our common stock or preferred stock that we may issue ranking junior to, or on a parity with, the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up. Also, any shares of our common stock or preferred stock that we may issue ranking junior to or on a parity with the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up shall not be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock that we may issue ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up).

S-16

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of preferred stock that we may issue ranking on a parity as to the payment of dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock that we may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock that we may issue (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our shareholders, subject to the preferential rights of the holders of any class or series of our capital stock we may issue ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of our capital stock that we may issue ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series A Preferred Stock will be entitled to written notice of any such liquidation, dissolution or winding up no fewer than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other entity with or into us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, shall not be deemed a liquidation, dissolution or winding up of us (although such events may give rise to the special optional redemption to the extent described below).

Redemption

The Series A Preferred Stock is not redeemable by us prior to November 4, 2020, except as described below under “—Special Optional Redemption.”

Optional Redemption. On and after November 4, 2020, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Special Optional Redemption. Upon the occurrence of a Change of Control, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

A “Change of Control” is deemed to occur when, after November 4, 2015, the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act (other than Mahmud Haq, the chairman of our board of directors and our principal shareholder, any member of his immediate family, and any “person” or “group” under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Haq or any member of his immediate family, any beneficiary of the estate of Mr. Haq, or any trust, partnership, corporate or other entity controlled by any of the foregoing), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

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following the closing of any transaction referred to above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or Nasdaq.

Redemption Procedures. In the event we elect to redeem Series A Preferred Stock, the notice of redemption will be mailed to each holder of record of Series A Preferred Stock called for redemption at such holder’s address as it appear on our stock transfer records, not less than 30 nor more than 60 days prior to the redemption date, and will state the following:

●	the redemption date;

●	the number of shares of Series A Preferred Stock to be redeemed;

●	the redemption price;

●	the place or places where certificates (if any) for the Series A Preferred Stock are to be surrendered for payment of the redemption price;

●	that dividends on the shares to be redeemed will cease to accumulate on the redemption date;

●	whether such redemption is being made pursuant to the provisions described above under “—Optional Redemption” or “—Special Optional Redemption”; and

●	if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control.

If less than all of the Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

Holders of Series A Preferred Stock to be redeemed shall surrender the Series A Preferred Stock at the place designated in the notice of redemption and shall be entitled to the redemption price and any accumulated and unpaid dividends payable upon the redemption following the surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if we have irrevocably set aside the funds necessary for redemption in trust for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, then from and after the redemption date (unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accrue on those shares of Series A Preferred Stock, those shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If any redemption date is not a business day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next business day and no interest, additional dividends or other sums will accrue on the amount payable for the period from and after that redemption date to that next business day. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method we determine.

In connection with any redemption of Series A Preferred Stock, we shall pay, in cash, any accumulated and unpaid dividends to, but not including, the redemption date, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series A Preferred Stock at the close of business on such dividend record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before such dividend payment date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of the Series A Preferred Stock to be redeemed.

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Unless full cumulative dividends on all shares of Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for payment for all past dividend periods, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and we shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchanging it for our capital stock ranking junior to the Series A Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up); provided, however, that the foregoing shall not prevent the purchase or acquisition by us of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

Subject to applicable law, we may purchase shares of Series A Preferred Stock in the open market, by tender or by private agreement. Any shares of Series A Preferred Stock that we acquire may be retired and reclassified as authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued as any class or series of preferred stock.

Voting Rights

Holders of the Series A Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law.

On each matter on which holders of Series A Preferred Stock are entitled to vote, each share of Series A Preferred Stock will be entitled to one vote. In instances described below where holders of Series A Preferred Stock vote with holders of any other class or series of our preferred stock as a single class on any matter, the Series A Preferred Stock and the shares of each such other class or series will have one vote for each $25.00 of liquidation preference (excluding accumulated dividends) represented by their respective shares.

Whenever dividends on any shares of Series A Preferred Stock are in arrears for eighteen or more monthly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two (if not already increased by two by reason of the election of directors by the holders of any other class or series of our preferred stock we may issue upon which like voting rights have been conferred and are exercisable and with which the Series A Preferred Stock is entitled to vote as a class with respect to the election of those two directors) and the holders of Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two directors) will be entitled to vote for the election of those two additional directors (the “preferred stock directors”) at a special meeting called by us at the request of the holders of record of at least 25% of the outstanding shares of Series A Preferred Stock or by the holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of those two preferred stock directors (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, in which case, such vote will be held at the earlier of the next annual or special meeting of shareholders), and at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock for all past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In that case, the right of holders of the Series A Preferred Stock to elect any directors will cease and, unless there are other classes or series of our preferred stock upon which like voting rights have been conferred and are exercisable, any preferred stock directors elected by holders of the Series A Preferred Stock shall immediately resign and the number of directors constituting the board of directors shall be reduced accordingly. In no event shall the holders of Series A Preferred Stock be entitled under these voting rights to elect a preferred stock director that would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of our capital stock is listed or quoted. For the avoidance of doubt, in no event shall the total number of preferred stock directors elected by holders of the Series A Preferred Stock (voting separately as a class with all other classes or series of preferred stock we may issue upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of such directors) under these voting rights exceed two.

If a special meeting is not called by us within 30 days after request from the holders of Series A Preferred Stock as described above, then the holders of record of at least 25% of the outstanding Series A Preferred Stock may designate a holder to call the meeting at our expense.

If, at any time when the voting rights conferred upon the Series A Preferred Stock are exercisable, any vacancy in the office of a preferred stock director shall occur, then such vacancy may be filled only by a written consent of the remaining preferred stock director, or if none remains in office, by vote of the holders of record of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors. Any preferred stock director elected or appointed may be removed only by the affirmative vote of holders of the outstanding Series A Preferred Stock and any other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable and which classes or series of preferred stock are entitled to vote as a class with the Series A Preferred Stock in the election of the preferred stock directors, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the holders of the outstanding Series A Preferred Stock and any such other classes or series of preferred stock, and may not be removed by the holders of the common stock.

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So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by the holders of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting together as a class with all other series of parity preferred stock that we may issue upon which like voting rights have been conferred and are exercisable), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter, repeal or replace our amended and restated certificate of incorporation, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Preferred Stock of any right, preference, privilege or voting power of the Series A Preferred Stock (each, an “Event”). An increase in the amount of the authorized preferred stock, including the Series A Preferred Stock, or the creation or issuance of any additional Series A Preferred Stock or other series of preferred stock that we may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed an Event and will not require us to obtain two-thirds of the votes entitled to be cast by the holders of the Series A Preferred Stock and all such other similarly affected series, outstanding at the time (voting together as a class).

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

Except as expressly stated in the certificate of designations or as may be required by applicable law, the Series A Preferred Stock do not have any relative, participating, optional or other special voting rights or powers and the consent of the holders thereof shall not be required for the taking of any corporate action.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will use our best efforts to (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series A Preferred Stock, as their names and addresses appear on our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders or prospective holder of Series A Preferred Stock. We will use our best effort to mail (or otherwise provide) the information to the holders of the Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which we would be required to file such periodic reports if we were a “non-accelerated filer” within the meaning of the Exchange Act.

No Conversion Rights

The Series A Preferred Stock is not convertible into our common stock or any other security.

No Preemptive Rights

No holders of the Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

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Change of Control

Provisions in our amended and restated certificate of incorporation and bylaws may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt, which is opposed by management and the board of directors.

Book-Entry Procedures

DTC acts as securities depository for our outstanding Series A Preferred Stock. With respect to the Series A Preferred Stock offered hereunder, we will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series A Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in shares of the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the placement agent, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase shares of Series A Preferred Stock within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Stock on DTC’s records. You will be considered to be the “beneficial owner” of the Series A Preferred Stock. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security, such as you, desires to take any action that a holder is entitled to take under our amended and restated certificate of incorporation (including the certificate of designations designating the Series A Preferred Stock), DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

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Any redemption notices with respect to the Series A Preferred Stock will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of shares of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the shares of Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the shares of Series A Preferred Stock are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock are made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading among DTC’s participants occurs in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

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Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be applicable to “U.S. holders” and “non-U.S. holders” (each as defined below) with respect to the purchase, ownership and disposition of the Series A Preferred Stock offered by this prospectus. This discussion only applies to purchasers who purchase and hold the Series A Preferred Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to each purchaser or holder of the Series A Preferred Stock in light of its particular circumstances.

This discussion is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of the Series A Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or a holder of the Series A Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding the Series A Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, former U.S. citizens or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Series A Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the Series A Preferred Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Series A Preferred Stock.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of these securities, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Subject to the qualifications set forth above, the following discussion summarizes certain U.S. federal income tax considerations that may relate to the purchase, ownership and disposition of the Series A Preferred Stock by “U.S. holders.” You are a “U.S. holder” if you are a beneficial owner of Series A Preferred Stock and you are for U.S. federal income tax purposes;

-	an individual citizen or resident of the United States;

-	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

-	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

-	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to the Series A Preferred Stock, such distributions will be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. We do not, however, currently have significant current or accumulated earnings and profits. Any portion of a distribution that exceeds such earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series A Preferred Stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series A Preferred Stock, the tax treatment of which is discussed below under “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Disposition of Series A Preferred Stock, Including Redemptions.”

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Under current law, dividends received by individual holders of the Series A Preferred Stock will be subject to a reduced maximum tax rate of 20% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual shareholder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual shareholders with respect to Series A Preferred Stock that is held for 60 days or less during the 121 day period beginning on the date which is 60 days before the date on which the Series A Preferred Stock becomes ex-dividend (or where the dividend is attributable to a period or periods in excess of 366 days, Series A Preferred Stock that is held for 90 days or less during the 181 day period beginning on the date which is 90 days before the date on which the Series A Preferred Stock becomes ex-dividend). Also, if a dividend received by an individual shareholder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, any loss recognized by such individual shareholder on a subsequent disposition of the stock will be treated as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such shareholder’s holding period for the stock. In addition, dividends recognized by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. Individual shareholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporate shareholders generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if the underlying stock is held for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends attributable to a period in excess of 366 days, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. Corporate shareholders of the Series A Preferred Stock should also consider the effect of Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as preferred stock. If a corporate shareholder receives a dividend on the Series A Preferred Stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the shareholder in certain instances must reduce its basis in the Series A Preferred Stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate shareholder’s basis, any excess will be taxed as gain as if such shareholder had disposed of its shares in the year the “extraordinary dividend” is paid. Each domestic corporate holder of the Series A Preferred Stock is urged to consult with its tax advisors with respect to the eligibility for and the amount of any dividends received deduction and the application of Code Section 1059 to any dividends it may receive on the Series A Preferred Stock.

Constructive Distributions on Series A Preferred Stock. A distribution by a corporation of its stock deemed made with respect to its preferred stock is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock. The constructive distribution of property equal to the redemption premium would accrue without regard to the holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) pursuant to Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of the Series A Preferred Stock that would constitute a dividend, return of capital or capital gain to the holder of the stock in the same manner as cash distributions described under “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series A Preferred Stock is uncertain.

We have the right to call the Series A Preferred Stock for redemption on or after November 4, 2020 (the “call option”), and have the option to redeem the Series A Preferred Stock upon any Change of Control (the “contingent call option”). The stated redemption price of the Series A Preferred Stock upon any redemption pursuant to our call option or contingent call option is equal to the liquidation preference of the Series A Preferred Stock (i.e., $25.00, plus accrued and unpaid dividends) and is payable in cash.

If the redemption price of the Series A Preferred Stock exceeds the issue price of the Series A Preferred Stock upon any redemption pursuant to our call option or contingent call option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series A Preferred Stock. The redemption price for the Series A Preferred Stock should be the liquidation preference of the Series A Preferred Stock. Assuming that the issue price of the Series A Preferred Stock is determined under principles similar to the OID Rules, the issue price for the Series A Preferred Stock should be the initial offering price to the public (excluding bond houses and brokers) at which a substantial amount of the Series A Preferred Stock is sold.

A redemption premium for the Series A Preferred Stock should not result in constructive distributions to U.S. holders of the Series A Preferred Stock if the redemption premium is less than a de-minimis amount as determined under principles similar to the OID Rules. A redemption premium for the Series A Preferred Stock should be considered de-minimis if such premium is less than .0025 of the Series A Preferred Stock’s liquidation value of $25.00 at maturity, multiplied by the number of complete years to maturity. Because the determination under the OID Rules of a maturity date for the Series A Preferred Stock is unclear, the remainder of this discussion assumes that the Series A Preferred Stock is issued with a redemption premium greater than a de-minimis amount.

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The call option should not require constructive distributions of the redemption premium, if based on all of the facts and circumstances as of the issue date, a redemption pursuant to the call option is not more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID Rules. The fact that a redemption right is not within the safe harbor described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. We do not believe that a redemption pursuant to the call option should be treated as more likely than not to occur under the foregoing test. Accordingly, no U.S. holder of the Series A Preferred Stock should be required to recognize constructive distributions of the redemption premium because of our call option.

Disposition of Series A Preferred Stock, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below) or other disposition of the Series A Preferred Stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series A Preferred Stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. In addition, gains recognized by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income.

A redemption of shares of the Series A Preferred Stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series A Preferred Stock exceeds one year) equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series A Preferred Stock redeemed, except to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Stock, which will be subject to the rules discussed above in “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General.” A payment made in redemption of Series A Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series A Preferred Stock, unless the redemption:

●	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

●	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

●	results in a “complete redemption” of a U.S. holder’s stock interest in the company under Section 302(b)(3) of the Code; or

●	is a redemption of stock held by a non-corporate shareholder, which results in a partial liquidation of the company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of the Series A Preferred Stock and the common stock that the U.S. Holder actually owns, but also shares of stock that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the company, which will depend on the U.S. holder’s particular facts and circumstances at such time. If the redemption payment is treated as a dividend, the rules discussed above in “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General” apply.

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Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder are exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder are exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of the Series A Preferred Stock generally will not qualify for this exception because the voting rights are limited as provided in the “Description of Series A Preferred Stock-Voting Rights.” For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature, and has been interpreted under case law to include the termination of a business or line of business. Each U.S. holder of the Series A Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of the Series A Preferred Stock will be treated as a dividend or a payment in exchange for the Series A Preferred Stock. If the redemption payment is treated as a dividend, the rules discussed above in “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Distributions in General” apply. Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series A Preferred Stock is treated as a distribution with respect to such holder’s Series A Preferred Stock, but not as a dividend, such amount will be allocated to all shares of the Series A Preferred Stock held by such holder immediately before the redemption on a pro rata basis. The amount applied to each share will reduce such holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such holder has different bases in shares of the Series A Preferred Stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such holder could have gain even if such holder’s aggregate adjusted tax basis in all shares of the Series A Preferred Stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series A Preferred Stock to the holder’s remaining, unredeemed Series A Preferred Stock (if any), but not to any other class of stock held, directly or indirectly, by the holder. Any unrecovered basis in the Series A Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Preferred Stock and to certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series A Preferred Stock and certain payments of proceeds on the sale or other disposition of the Series A Preferred Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. Holders

Subject to the qualifications set forth above under the caption “Certain U.S. Federal Income Tax Considerations,” the following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Series A Preferred Stock by certain “Non-U.S. holders.” You are a “Non-U.S. holder” if you are a beneficial owner of the Series A Preferred Stock and you are not a “U.S. holder.”

Distributions on the Series A Preferred Stock. If distributions are made with respect to the Series A Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series A Preferred Stock and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series A Preferred Stock, the tax treatment of which is discussed below under “Certain U.S. Federal Income Tax Considerations - Non-U.S. Holders: Disposition of Series A Preferred Stock, Including Redemptions.” In addition, if we are a U.S. real property holding corporation, i.e. a “USRPHC,” and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Certain U.S. Federal Income Tax Considerations - Non-U.S. Holders: Disposition of Series A Preferred Stock, Including Redemptions”), with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

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Dividends paid to a Non-U.S. holder of the Series A Preferred Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. holder of the Series A Preferred Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (i) complete Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (ii) if the Series A Preferred Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. holder of the Series A Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Series A Preferred Stock, Including Redemptions. Any gain realized by a Non-U.S. holder on the disposition of the Series A Preferred Stock will not be subject to U.S. federal income or withholding tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

●	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

●	we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. holder owned directly or pursuant to attribution rules at any time during the five year period ending on the date of disposition more than 5% of the Series A Preferred Stock. This assumes that the Series A Preferred Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Preferred Stock, such a Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series A Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series A Preferred Stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and Non-corporate taxpayers. If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series A Preferred Stock, a redemption of shares of the Series A Preferred Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a Non-U.S. holder generally will recognize long-term capital gain or loss, if the Non-U.S. holder’s holding period for such Series A Preferred Stock exceeds one year, equal to the difference between the amount of cash received and fair market value of property received and the Non-U.S. holder’s adjusted tax basis in the Series A Preferred Stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series A Preferred Stock, which generally will be subject to the rules discussed above in “Certain U.S. Federal Income Tax Considerations - Non-U.S. Holders: Distributions on the Series A Preferred Stock.” A payment made in redemption of the Series A Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series A Preferred Stock, in the same circumstances discussed above under “Certain U.S. Federal Income Tax Considerations - U.S. Holders: Disposition of Series A Preferred Stock, Including Redemptions.” Each Non-U.S. holder of the Series A Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of the Series A Preferred Stock will be treated as a dividend or as payment in exchange for the Series A Preferred Stock.

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Information reporting and backup withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty. A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption. Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of the Series A Preferred Stock unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Code (provisions which are commonly referred to as “FATCA”), generally impose a 30% withholding tax on dividends on Series A Preferred Stock paid on or after July 1, 2014 and the gross proceeds of a sale or other disposition of Series A Preferred Stock paid on or after January 1, 2017 to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements; and (ii) specified other foreign entities unless such an entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the application of FATCA to them and whether it may be relevant to their purchase, ownership and disposition of Series A Preferred Stock.

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Plan of Distribution

Pursuant to a placement agency agreement we engaged Alexander Capital, L.P. to act as our exclusive lead placement agent in connection with this offering of our securities pursuant to this prospectus on a reasonable best efforts basis. The terms of this offering were subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agency agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the placement agency agreement. Further, the placement agent does not guarantee that they will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with the offering.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about August 21, 2017.

We have agreed to pay the placement agent a total cash fee equal to 8% of the gross proceeds of this offering. We will also pay the lead placement agent a reimbursement for the placement agent’s legal fees and expenses up to a maximum of $25,000.

The following table shows per-share and total cash placement agent fees we will pay to the placement agent in connection with the sale of the shares of Series A Preferred Stock pursuant to this prospectus assuming the purchase of all of the shares offered hereby:

Total
Per-share placement agent fee	$2.00
Total placement agent fee	$47,390

We have agreed to indemnify the placement agent and specified other persons against some civil liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to contribute to payments that the placement agent may be required to make in respect of such liabilities.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by them and any profit realized on the resale of the securities sold by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of Series A Preferred Stock by the placement agent acting as principal. Under these rules and regulations, the placement agent:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

From time to time, the placement agent may provide various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any further services.

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Legal Matters

The validity of the Series A Preferred Stock offered hereby and other certain legal matters will be passed upon for us by Mazzeo Song P.C. The legal counsel to the underwriter in connection with this offering is Carmel, Milazzo & DiChiara LLP.

Experts

The consolidated financial statements of Medical Transcription Billing, Corp. and subsidiaries as of and for the years ended December 31, 2015 and 2016 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

This prospectus supplement constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act with respect to the Series A Preferred Stock offered by this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement, as allowed by the rules and regulations of the SEC. You may wish to inspect the registration statement and the exhibits to that registration statement for further information with respect to us and the Series A Preferred Stock offered by this prospectus supplement. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained or incorporated by reference in this prospectus supplement concerning the provisions of certain documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We file annual reports, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We maintain an Internet website at www.mtbc.com. All of our reports filed with the SEC (including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements) are accessible through the Investor Relations section of our website, free of charge, as soon as reasonably practicable after electronic filing. The reference to our website in this prospectus is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our securities.

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Incorporation of Information by Reference

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date that the offering of the securities by means of this prospectus is completed or terminated, including all such documents we may file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01, including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01):

●	our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC on March 31, 2017;

●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017 filed with the SEC on May 10, 2017, and for the quarter ended June 30, 2017 filed with the SEC on August 3, 2017;

●	our Current Reports on Form 8-K, filed with the SEC on each of December 1, 2016, January 6, 2017, January 24, 2017, March 20, 2017, April 14, 2017, May 11, 2017, May 12, 2017, May 16, 2017, May 17, 2017 and June 20, 2017;

●	our Definitive Proxy Statement on Schedule DEF 14A filed with the SEC on April 14, 2017; and

●	the description of our Series A Preferred Stock contained in our Registration Statement on Form 8-A/A filed with the SEC on October 19, 2015.

Any statement incorporated by reference in this prospectus supplement from an earlier dated document that is inconsistent with a statement contained in this prospectus supplement or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference into this prospectus supplement, shall be deemed to be modified or superseded for purposes of this prospectus supplement by such statement contained in this prospectus supplement or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference into this prospectus supplement.

Any person, including any beneficial owner, to whom this prospectus supplement is delivered may request copies of this prospectus supplement and any of the documents incorporated by reference into this prospectus supplement, without charge, by written or oral request directed to MTBC, 7 Clyde Road, Somerset, New Jersey, 08873, by telephone (732) 873-5133, x133, by e-mail to bkorn@mtbc.com, or from the SEC through the SEC’s Internet website at the address provided under “Where You Can Find More Information.” Documents incorporated by reference into this prospectus supplement are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Except as expressly provided above, no other information, including none of the information on our website, is incorporated by reference into this prospectus.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our directors and officers are indemnified as provided by Section 145 of the General Corporation Law of Delaware and our amended and restated bylaws. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Medical Transcription Billing, Corp.

$20,000,000

Common Stock

Preferred Stock

We may offer and sell from time to time up to $20,000,000 of preferred stock or common stock in one or more offerings. When we decide to sell our securities, we will provide specific terms of the offered securities, including the amount of securities offered, in a prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. This prospectus and any accompanying prospectus supplement may be used to offer securities for the account of persons other than us.

You should carefully read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

Our common stock is listed on the NASDAQ Capital Market under the symbol “MTBC,” and our 11% Series A Cumulative Redeemable Perpetual Preferred Stock (“Series A Preferred Stock”) is listed on the NASDAQ Capital Market under the symbol “MTBCP.” On April 11, 2016, the last reported sale price of our common stock on the NASDAQ was $0.92 per share and the last reported sale price of our Series A Preferred Stock was $25 per share.

As of April 14, 2016, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $4,643,906, which was calculated based on 4,914,186 shares of outstanding common stock held by non-affiliates and a price per share of $0.945, the closing price of our common stock on April 11, 2016. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3, and in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding one-third of our public float in any 12-month period, so long as our public float remains below $75 million. As of April 14, 2016, one-third of our public float is equal to $1,547,969.

We may offer and sell these securities to or through one or more underwriters, brokers, dealers, agents, or directly to purchasers, on a continuous or delayed basis.

Investing in our securities involves significant risks. See the “Risk Factors” section on page 6, in our filings with the Securities and Exchange Commission and the applicable prospectus supplement.

This prospectus may not be used to sell any of the securities unless it is accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 9, 2016.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing the SEC’s “shelf” registration rules. Under the shelf registration rules, we may sell our securities from time to time in one or more offerings up to a total dollar amount of $20,000,000 as described in this prospectus.

This prospectus provides you with a general description of the securities we may sell. Each time that we offer and sell securities, we will provide a prospectus supplement to this prospectus that will contain specific information about the securities being offered and sold and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information described under the headings “Where You Can Find More Information,” and “Incorporation of Certain Information by Reference” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained or incorporated into this prospectus. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Unless this prospectus indicates otherwise or the context otherwise requires, the terms “MTBC,” “we,” “us,” “the Company” and “our” refer to Medical Transcription Billing, Corp., a Delaware corporation, and its wholly-owned subsidiaries.

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Special Note Regarding Forward-Looking Statements

This prospectus, including the sections entitled “About This Prospectus,” “About Medical Transcription Billing, Corp.,” “Risk Factors,” and “Use of Proceeds” contains forward-looking statements within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. There are a number of important factors that could cause our actual results to differ materially from those indicated by these forward-looking statements, including without limitation:

●	our ability to manage our growth, including acquiring and effectively integrating other businesses into our infrastructure;

●	our ability to retain our customers, including effectively migrating and keeping new customers acquired through business acquisitions;

●	our ability to attract and retain key officers and employees, including Mahmud Haq, our CEO, and personnel critical to the transitioning and integration of our newly acquired businesses;

●	our ability to raise capital and obtain financing on acceptable terms;

●	our ability to compete with other companies developing products and selling services competitive with ours, and who may have greater resources and name recognition than we have;

●	our ability to maintain operations in Pakistan in a manner that continues to enable us to offer competitively-priced products and services;

●	our ability to keep and increase market acceptance of our products and services;

●	our ability to keep pace with a changing healthcare industry and its rapidly evolving technology demands and regulatory environment;

●	our ability to protect and enforce intellectual property rights; and

●	our ability to maintain and protect the privacy of customer and patient information.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing regulatory environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all of the risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including securities laws, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or other investments or strategic transactions we may engage in.

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Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-3 under the Securities Act for the securities being offered under this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and accompanying exhibits. This prospectus contains descriptions of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document. In addition, we file annual, quarterly and other reports, proxy statements and other information with the SEC. Our current SEC filings and the registration statement and accompanying exhibits may be read and copied by the public at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website that contains reports, proxy and information statements, registration statements and other information regarding issuers that file electronically with the SEC, including our filings with the SEC. The SEC website address is www.sec.gov. You may call the SEC at 1-800-SEC-0330 to obtain further information on the operations of the Public Reference Room.

We make available free of charge through our web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is www.mtbc.com. Please note that our website address is provided as an inactive textual reference only. Information contained on or accessible through our website is not part of this prospectus or any accompanying prospectus supplement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus or any accompanying prospectus supplement.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date that the offering of the securities by means of this prospectus is completed or terminated, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01, including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01):

●	our Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 24, 2016;

●	our Current Reports on Form 8-K, filed with the SEC on each of September 24, 2015, January 27, 2016, February 17, 2016, March 24, 2016 and April 5, 2016; and

●	the description of our common stock and Series A Preferred Stock, each with $0.001 par value per share, contained in our Registration Statement on Form S-1/A filed with the SEC on October 19, 2015, including all amendments and reports filed for purposes of updating such descriptions.

Any statement incorporated by reference in this prospectus from an earlier dated document that is inconsistent with a statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference into this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus by such statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference into this prospectus.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference into this prospectus, without charge, by written or oral request directed to MTBC, 7 Clyde Road, Somerset, New Jersey, 08873, telephone: (732) 873-5133, x133.

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About Medical Transcription Billing, Corp.

Medical Transcription Billing, Corp. (the “Company”) is a healthcare information technology company that provides a fully integrated suite of proprietary web-based solutions, together with related business services, to healthcare providers practicing in ambulatory care settings. Our integrated Software-as-a-Service (or SaaS) platform helps our customers increase revenues, streamline workflows and make better business and clinical decisions, while reducing administrative burdens and operating costs. In addition to our experienced team in the United States, we employ a highly educated workforce of more than 1,500 people in Pakistan, where we believe labor costs are approximately one-half the cost of comparable India-based employees and one-tenth the cost of comparable U.S. employees, thus enabling us to deliver our solutions at competitive prices.

Our flagship offering, PracticePro, empowers healthcare practices with the core software and business services they need to address industry challenges, including the Patient Protection and Affordable Care Act (“Affordable Care Act”), on one unified SaaS platform. We deliver powerful, integrated and easy-to-use ‘big practice solutions’ to small and medium practices, which enable them to efficiently operate their businesses, manage clinical workflows and receive timely payment for their services. PracticePro includes:

●	Practice management solutions and related tools, which facilitate the day-to-day operation of a medical practice;

●	Electronic health records (or EHR), which is easy to use, highly ranked, and allows our customers to reduce paperwork and qualify for government incentives;

●	Revenue cycle management (or RCM) services, which include end-to-end medical billing, analytics, and related services; and

●	Mobile Health (or mHealth) solutions, including smartphone applications that assist patients and healthcare providers in the provision of healthcare services.

As a result of an acquisition in 2015, the Company offers a clearinghouse service which allows clients to track claim status and includes services such as batch electronic claim and payment transaction clearing and web access for claim corrections. Also as result of this acquisition, the Company has an EDI service which provides a centralized electronic data interchange management system to audit, manage and control the exchange of information.

As of December 31, 2015, we served approximately 1,100 customers; of which 340 utilized our clearinghouse and EDI services. We provided medical billing to approximately 730 medical practices (which we define as physicians, nurses, nurse practitioners, physician assistants and other clinical staff that render bills for their services) representing approximately 1,500 providers, practicing in approximately 60 specialties and subspecialties, in 44 states. As of December 31, 2014, we served approximately 980 medical practices representing approximately 2,200 providers, practicing in approximately 60 specialties and subspecialties, in 43 states. Approximately 98% of the practices we serve consist of one to ten providers, with the majority of the practices we serve being primary care providers. However, our solutions are scalable and are appropriate for larger healthcare practices across a wide range of specialty areas. In fact, our customer with the largest number of providers is a hospital-based group with more than 120 providers.

On July 23, 2014, the Company completed its initial public offering (“IPO”) of common stock. The Company sold approximately 4 million shares to the public.

On July 28, 2014, the Company purchased the assets of three medical billing companies, Omni Medical Billing Services, LLC, (“Omni”), Practicare Medical Management, Inc. (“Practicare”) and CastleRock Solutions, Inc. (“CastleRock,” and collectively with Omni and Practicare, the “2014 Acquisitions”), for a combination of cash and stock.

During the year 2015, the Company purchased the assets of Jesjam Holdings, LLC, a medical billing company doing business as Med Tech Professional Billing and those assets of SoftCare Solutions, Inc., a Nevada corporation, the U.S. subsidiary of QHR Technologies, Inc. which represented SoftCare Solutions Inc.’s clearinghouse, electronic data interchange and billing divisions (“SoftCare”). The Company also purchased customer relationships during the year. The SoftCare acquisition expanded the Company’s operations to include EDI and clearinghouse services.

During November 2015, the Company completed a preferred stock offering, selling Series A Preferred Stock publicly. The Company sold 231,616 shares at a price of $25.00 per share.

During February 2016 the Company purchased substantially all the assets of Gulf Coast Billing Inc., a Texas corporation.

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Our growth strategy includes acquiring smaller revenue cycle management companies and then migrating the customers of those companies to our solutions. The revenue cycle management service industry is highly fragmented, with many local and regional revenue cycle management companies serving small medical practices. We believe that the industry is ripe for consolidation and that we can achieve significant growth through acquisitions. We estimate that there are more than 1,500 companies in the United States providing revenue cycle management services and that no one company has more than a 7% share of the market. We further believe that it is becoming increasingly difficult for traditional revenue cycle management companies to meet the growing technology and business service needs of healthcare providers without a significant investment in information technology infrastructure.

In addition, our growth strategy includes strategic partnerships with other industry participants, including electronic health records vendors, in which the vendors refer customers to our services. While we offer our own electronic health records, our strategy includes providing integrated offerings utilizing third party electronic health records while offering customers MTBC’s revenue cycle management, practice management and mobile health capabilities.

We have recently hired additional sales and marketing executives and moved existing personnel into sales roles to spearhead our customer acquisition initiative, which will include growing existing and developing new strategic partnerships. We believe that these new team members will also be able to successfully leverage the network of relationships of the medical billing companies and the clearinghouse entity that we acquired and our existing network. By devoting greater resources to sales and marketing, we expect that our organic growth will increase more rapidly, as our current organic growth is driven primarily by customer referrals and internet search engine optimization technique.

Our principal executive offices are located at 7 Clyde Road, Somerset, New Jersey, 08873, and our main telephone number is (732) 873-5133.

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Risk Factors

An investment in our securities involves significant risks. You should read and carefully consider the risks and uncertainties and the risk factors set forth in our most recent Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K we file after the date of this prospectus, and the other information contained in or incorporated by reference into this prospectus, as updated, amended or superseded by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement before acquiring any of such securities. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow and might cause you to lose all or part of your investment in the offered securities. Much of the business information, as well as the financial and operational data contained in our risk factors, are updated by our periodic reports filed with the SEC pursuant to the Exchange Act, which are also incorporated by reference into this prospectus. The risks that we discuss in the documents incorporated by reference in this prospectus are those we currently believe may materially affect our Company. Additional risks not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition, results of operations and cash flows. Please also refer to the section entitled “Special Note Regarding Forward-Looking Statements” herein.

Use of Proceeds

Unless otherwise provided in the applicable prospectus supplement to this prospectus used to offer our securities, we expect to use the net proceeds from any offering of securities by us for general corporate purposes, which may include funding potential acquisitions, capital expenditures, investments and general working capital. Pending the application of the net proceeds, except to the extent otherwise provided in the accompanying prospectus supplement, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities. Additional information on the use of net proceeds from the sale of securities that we may offer from time to time by this prospectus may be set forth in the applicable prospectus supplement relating to a particular offering.

The Securities We May Offer

The descriptions of the securities contained in this prospectus summarize all the material terms and provisions of the various types of securities that we may offer. The particular terms of the securities offered by any prospectus supplement will be described in that prospectus supplement. If indicated in an applicable prospectus supplement, the terms of the securities may differ from the terms summarized below. An applicable prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

●	common stock; and/or

●	preferred stock.

Our board of directors, in its sole discretion, has authority to sell any treasury stock and/or unissued securities upon such terms as it deems advisable. Our board of directors could issue preferred stock, or additional shares of voting common stock at any time.

If we issue securities at a discount from their original stated principal or liquidation amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the securities as the total original principal or liquidation amount of the securities.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

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Description of our Capital Stock

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, certificate of designations of the Series A Preferred Stock, and amended and restated bylaws, copies of which have been incorporated by reference or filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, certificate of designations of the Series A Preferred Stock, and amended and restated bylaws, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 19,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share, of which 234,600 have been designated Series A Preferred Stock.

As of April 14, 2016, there were 10,245,940 shares of our common stock outstanding, 737,203 shares of Treasury Stock, and an additional 832,633 shares reserved for issuance under the 2014 Equity Plan. There were 231,616 shares of Series A Preferred Stock outstanding. Our board of directors is authorized, without stockholder approval, except as required by the listing standards of NASDAQ and any applicable securities laws, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. The directors will be elected by a plurality of the outstanding shares entitled to vote on the election of directors. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes until the third annual stockholder meeting following the date of our IPO, when the board of directors will be divided into two classes, with staggered two year terms, as set forth in more detail under the subsection titled “Classified Board” below.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

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Series A Preferred Stock

No Maturity, Sinking Fund or Mandatory Redemption

The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Shares of the Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem or otherwise repurchase them. We are not required to set aside funds to redeem the Series A Preferred Stock.

Dividend Rights

Holders of shares of the Series A Preferred Stock are entitled to receive cumulative cash dividends at the rate of 11% of the $25.00 per share liquidation preference per annum (equivalent to $2.75 per annum per share). Dividends on the Series A Preferred Stock shall be payable monthly on the 15th day of each month. Dividends on the Series A Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by our board of directors. Any redemption of the Series A Preferred Stock by us will require payment of any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption.

Voting Rights

Holders of the Series A Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by law. Whenever dividends on any shares of Series A Preferred Stock are in arrears for eighteen or more monthly dividend periods, whether or not consecutive, the number of directors constituting our board of directors will be automatically increased by two and the holders of Series A Preferred Stock will be entitled to vote for the election of those two additional directors.

No Conversion Rights

The Series A Preferred Stock is not convertible into our common stock or any of our other securities.

No Preemptive or Similar Rights

No holders of the Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for our common stock or any other security.

Right to Receive Liquidation Distributions

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid out of the assets we have legally available for distribution to our shareholders, subject to the preferential rights of the holders of any class or series of our capital stock we may issue ranking senior to the Series A Preferred Stock with respect to the distribution of assets upon liquidation, dissolution or winding up, a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but not including, the date of payment, before any distribution of assets is made to holders of our common stock or any other class or series of our capital stock we may issue that ranks junior to the Series A Preferred Stock as to liquidation rights.

Exclusive Jurisdiction

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation, certificate of designations of the Series A Preferred Stock, or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation, certificate of designations of the Series A Preferred Stock, or our amended and restated bylaws; or (v) any action asserting a claim against us governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

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Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

●	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board is initially classified into three classes of directors through the third annual meeting of the stockholders following the date of our IPO. The initial term of the Class I directors expired on June 10, 2015, the date of our first annual stockholder meeting, at which time the director standing for reelection was elected for a three year term. The initial term of the Class II directors will expire on the second annual stockholders meeting following the date of our IPO, at which time the successors of the Class II directors will be elected for a three year term. The initial term of the Class III directors will expire on the third annual stockholders meeting following the date of our IPO, at which point the Class III directors will be divided as equally as possible into two groups, with one group being assigned to Class I and the other group being assigned to Class II. From that date forward, the Board will be classified into two classes of directors with staggered two year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

●	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting. The directors shall be elected by a plurality of the outstanding shares entitled to vote on the election of directors.

●	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause and with the affirmative vote of 50.1% of the outstanding shares entitled to cast their vote for the election of directors.

●	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. Our Series A Preferred Stock has been and is being issued under this authority. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and Series A Preferred Stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

Listing

Our common stock trades on the NASDAQ Capital Market under the symbol “MTBC.” Our Series A Preferred Stock trades on the NASDAQ Capital Market under the symbol “MTBCP.”

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Plan of Distribution

We may sell the securities covered by this prospectus from time to time in one or more offerings. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell the securities separately or together:

●	through one or more underwriters, dealers or agents;

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	at a fixed price or prices, which may be changed;

●	“at the market offerings”, to or through a sales agent or market maker or into an existing trading market;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	privately negotiated transactions and prices;

●	to one or more investors, including our affiliates and stockholders;

●	through any combination of any of these methods of sale; or

●	any other method permitted by applicable law.

Each time we sell securities covered by this prospectus, we will describe the method of distribution of the securities and the terms and conditions of the offering, including the offering price of the securities and the proceeds to us, in the prospectus supplement or free writing prospectus. Any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters.

Offers to purchase the securities being offered by this prospectus may be solicited directly. We may designate agents to sell the securities from time to time. Unless otherwise specified in connection with any particular sale of securities, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment. Any agent involved in the offer or sale of our securities will be identified in a prospectus supplement.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement or free writing prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or free writing prospectus, and the prospectus supplement or free writing prospectus will set forth any commissions we pay for solicitation of these contracts.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement or free writing prospectus will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

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Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the securities. For a description of these activities, see the information under the heading “Underwriting” or “Plan of Distribution” in the applicable prospectus supplement.

The underwriters, broker-dealers or agents may engage in transactions with us, or perform other services for us, in the ordinary course of their business for which they receive compensation.

In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and the applicable prospectus supplement.

Legal Matters

Unless otherwise stated in the prospectus supplement, Mazzeo Song P.C. will provide us with an opinion as to the legality of the securities offered under this prospectus. Additional legal matters may be passed upon for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

Experts

The consolidated financial statements of Medical Transcription Billing, Corp. and subsidiaries as of December 31, 2015 and for the year then ended December 31, 2015, incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Medical Transcription Billing, Corp. and subsidiary as of December 31, 2014 and for the year ended December 31, 2014, incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Deloitte & Touche LLP, an independent registered public accounting firm, (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), upon the authority of said firm as experts in accounting and auditing.

The financial statements of SoftCare, the RCM Division of QHR Corporation, as of December 31, 2014 and 2013, and for the years then ended, incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Grant Thornton LLP (Canada), independent chartered public accountants, upon the authority of said firm as experts in accounting and auditing.

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Medical Transcription Billing, Corp.

23,695 Shares of 11% Series A Cumulative Redeemable Perpetual Preferred Stock

$25.00 per Share

Liquidation Preference $25.00 per Share

PROSPECTUS SUPPLEMENT

Placement Agent

Alexander Capital, L.P.

August 15, 2017